SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

DISCOVER FINANCIAL SERVICES

2500 Lake Cook Road

Riverwoods, Illinois 60015

Discover Financial Services 401(k) Plan

December 31, 2007

DISCOVER FINANCIAL SERVICES 401(k) PLAN

FINANCIAL STATEMENTS

As of and for the period from July 1, 2007 (date of inception) to December 31, 2007

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD FROM JULY 1, 2007 (DATE OF INCEPTION) TO DECEMBER 31, 2007

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

NOTE: ALL OTHER SCHEDULES REQUIRED BY SECTION 2520.103-10 OF THE DEPARTMENT OF LABOR’S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.

1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Discover Financial Services 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the period July 1, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois

July 9, 2008

2.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2007

2007
ASSETS
Participant-directed investments, at fair value	$453,163,525

Receivables:
Employer contribution	16,134,685
Receivables for securities sold	385,080
Accrued investment income	58,394

Total receivables	16,578,159

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	469,741,684

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	545,028

NET ASSETS AVAILABLE FOR BENEFITS	$470,286,712

See accompanying notes to financial statements.
3.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the period from July 1, 2007 (date of inception) to December 31, 2007

ADDITIONS:
Contributions:
Participant contributions	$14,414,217
Rollover contributions	662,467
Employer contributions	16,134,685

Total contributions	31,211,369

Investment income (loss):
Net depreciation in fair value of investments	(77,117,841)
Dividends	4,056,484
Interest	618,679

Net investment income (loss)	(72,442,678)

DEDUCTIONS:
Benefits paid to participants	(30,652,258)

DECREASE IN NET ASSETS	(71,883,567)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the period	—
Transfers in from predecessor plans	542,170,279

End of period	$470,286,712

See accompanying notes to financial statements.
4.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

1. DESCRIPTION OF THE PLAN

The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General: The Plan was adopted by Discover Financial Services (the “Company”), effective as of July 1, 2007 (date of inception). As of the end of the day on June 30, 2007, the assets and liabilities attributable to the benefits accrued by current and certain former employees of the Company and certain affiliates under the Morgan Stanley 401(k) Plan and the Morgan Stanley Employee Stock Ownership Plan were transferred to this Plan. The Plan assumed all assets and liabilities attributable to these participants under the Morgan Stanley plans, and provides benefits for these participants and for other participants who become participants on or after July 1, 2007.

The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan’s assets may be invested in qualifying employing securities. The portion of the Plan’s assets so invested is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).

All of the Plan’s investments are held in a trust account at Mellon Bank, N.A. (the “Trustee”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Company’s Global Director of Human Resources or his or her delegate. Effective June 23, 2008, the Compensation Committee of the Board of Directors of the Company named the Employee Benefits Committee as the Plan Administrator under the Plan.

Eligibility: Full-time, Flex Part-time, Regular Part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and employees classified as Part-time, Prime-time, Hourly or Temporary are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21.

Employee Contributions: Each year, participants may contribute up to 20% of pre-tax annual compensation as defined in the Plan and subject to certain limitations. A participant who is not a Highly Compensated Employee may contribute up to 10% of after-tax annual compensation as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations.

Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

5.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Company Contributions: The Company matches the first $2,000 of employee pre-tax contributions plus 50% of the dollar amount of employee pre-tax contributions exceeding $2,000 which is limited to the first 6% of compensation as defined in the Plan and subject to certain limitations. Additional profit sharing amounts may be contributed to eligible participants at the Company’s discretion. No profit sharing contribution was authorized for the period ended December 31, 2007.

Only participants employed as of the last day of the Plan year are eligible for a Company contribution unless they terminate services for reasons of retirement, death, disability or certain reductions in force as provided in the Plan.

The financial statements reflect employer contributions for the calendar year of January 1, 2007 through December 31, 2007.

Forfeitures: Any nonvested amounts attributable to a participant’s matching contributions or Company contributions shall be forfeited as of the end of the month in which such Participant’s termination of employment occurs. Forfeitures are used to offset future employer contributions of the Plan or pay Plan expenses. At December 31, 2007, forfeited nonvested accounts totaled $480,438. These accounts will be used to offset future employer contributions.

Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance or earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability: A participant or beneficiary is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after three years of service, as defined in the Plan.

Investments: The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan’s investment options, other than the Company Stock Fund and the Morgan Stanley Stock Fund, both of which are maintained pursuant to the terms of the Plan. Investment options of the Plan include Common/Collective Trusts, Mutual Funds, and Common Stock. Plan participants direct the investment of their contributions and profit sharing contributions into the various investment options offered by the Plan. Company matching contributions are invested directly in the Company Stock Fund but may immediately be transferred to another investment fund in accordance with provisions of the Plan and at the direction of the participant. For periods prior to December 31, 2008, the Plan will retain the Morgan Stanley Stock Fund as an investment option pursuant to Plan terms. Participants are not permitted to direct new investments into the Morgan Stanley Stock Fund as of the inception of the plan.

6.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Loans to Participants: Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and have varying maturities through 2022 with rates between 5.00% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan’s loan guidelines. With the exception of loans transferred from the predecessor plans, a participant may only have one outstanding loan in his or her Plan account at any time.

Payment of Benefits: Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.

Participants may withdraw any vested portion of their Plan account in-service upon attaining age 59- 1/2. Participants may withdraw any vested portion of their Plan account in the event of a hardship, as defined in the Plan. Participants may withdraw any amounts attributable to after-tax contributions at any time. Payments are made in cash. Non-hardship, in-service withdrawals are limited to twice per year.

A participant may elect to receive his or her interest in the Company Stock Fund or the Morgan Stanley Stock Fund in the form of stock certificates.

A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework of financial accounting standards for measuring fair value and expands disclosures about fair value measurements. This standard establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of SFAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

7.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/Collective investment trust funds are stated at fair value as determined by the issuer of the common/collective investment trust funds based on the fair value of the underlying investments. Common/Collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are stated at the outstanding loan balances.

The SEI Stable Asset Fund is a stable value fund that is a commingled pool of the SEI Trust Company. The fund primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Income from other investments is recorded as earned.

In accordance with FSP AAG INV-1 and the American Institute of Certified Public Accountants Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans , the statement of net assets available for benefits presents an investment contract at fair value, as well as an additional line item showing an adjustment to the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Accounting for the Company Stock Fund and the Morgan Stanley Stock Fund is performed on a unitized basis. Such funds consist of the common stock and funds held in the EB Temporary Investment Fund sufficient to meet the daily cash needs. Unitizing these funds allows for daily trades. The value of a unit reflects the combined market value of common stock and the cash investments held by the fund.

Payment of Benefits: Benefits are recorded upon distribution.

8.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Risks and Uncertainties: The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the financial statements.

Administrative Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document.

3. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007, are as follows:

Discover Financial Services common stock *	$27,130,413
Morgan Stanley common stock	162,668,707

*	Party-in-interest

During the six-month period ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Common stock	$(78,018,800)

Registered investment companies	421,692
Common and collective trusts	479,267

Net depreciation in fair value of investments	$(77,117,841)

4. RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

9.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

5. PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of a common collective trust managed by Mellon Bank, N.A. (Mellon). Mellon is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to Mellon qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return on the fund.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.

At December 31, 2007, the Plan held 1,799,099 shares of common stock of the Company, the sponsoring employer, with a cost basis of $50,211,527. During the six-month period ended December 31, 2007, the Plan recorded dividend income on the common stock of the Company of $107,683.

6. TAX STATUS

As a new Plan, the Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$470,286,712
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(545,028)

Net assets available for benefits per Form 5500	$469,741,684

10.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

The following is a reconciliation of the decrease in net assets per the financial statements to the form 5500 for the six months ended December 31, 2007:

Decrease in net assets per the financial statements	$(71,883,567)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(545,028)

Net Loss per Form 5500	$(72,428,595)

11.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

Form 5500, Schedule H, Line 4i, Part IV — Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost**	(e) Current Value
	Dodge & Cox Stock Fund	Mutual Fund		13,634,433
	Longleaf Partners Fund	Mutual Fund		7,800,887
	Morgan Stanley Dividend Growth Securities Fund	Mutual Fund		23,075,397
	Morgan Stanley Focus Growth Fund	Mutual Fund		14,106,730
	Morgan Stanley Strategist Fund	Mutual Fund		7,787,777
	MSIF Trust High Yield Portfolio	Mutual Fund		2,721,780
	MSIF Trust Mid Cap Growth Portfolio	Mutual Fund		8,766,414
	MSIF Trust Value Portfolio	Mutual Fund		2,570,373
	MSIF Trust Fixed Income II Portfolio	Mutual Fund		10,128,633
	MSIF Inc. Emerging Markets Debt Portfolio	Mutual Fund		4,620,586
	MSIF Inc. Emerging Markets Portfolio	Mutual Fund		21,919,349
	MSIF Inc. Equity Growth Portfolio	Mutual Fund		12,580,636
	MSIF Inc. International Equity Portfolio	Mutual Fund		20,288,717
	MSIF Inc. Small Company Growth Portfolio	Mutual Fund		4,582,044
	MSIF Inc. U.S. Real Estate Portfolio	Mutual Fund		9,549,242
	Royce Special Equity Fund	Mutual Fund		4,783,046
	Van Kampen Emerging Growth Fund	Mutual Fund		1,603,438
	Van Kampen Aggressive Growth Fund	Mutual Fund		2,081,906
	Van Kampen Growth & Income Fund	Mutual Fund		5,072,677

	SEI Stable Asset Fund	Common/Collective Trusts		21,169,241
	SSGA Conservative Strategic Balanced Fund	Common/Collective Trusts		5,193,817
	SSGA Moderate Strategic Balanced Fund	Common/Collective Trusts		11,145,661
	SSGA Aggressive Strategic Balanced Fund	Common/Collective Trusts		12,174,684
*	Mellon EB Temporary Investment Fund II	Common/Collective Trusts		855,566
*	Mellon Bank EB Daily Liquidity Stock Index Fund	Common/Collective Trusts		17,928,435

*	Discover Financial Services Common Stock	Common Stock		27,130,413
	Morgan Stanley Common Stock	Common Stock		162,668,707

*	Participant Loans	maturing 2008-2022 at interest rates between 5.00% and 10.50%		17,222,936

	Total Investments Held at End of Year			453,163,525

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

12.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits Committee, as Plan Administrator

July 14, 2008	By:	/s/ Jason Senner
Jason Senner, Vice President and Chairman of Discover Financial Services Employee Benefits Committee

13.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

14.